Filed pursuant to Rule 433

Registration No. 333-252343

February 23, 2023

Assurant, Inc.

$175,000,000 6.100% SENIOR NOTES DUE 2026

Issuer:	Assurant, Inc.

Expected Ratings / Outlook*:	Baa2 (Stable) (Moody’s) / BBB (Stable) (S&P)

Securities:	6.100% Senior Notes due 2026 (the “Senior Notes”)

Format:	SEC Registered

Trade Date:	February 23, 2023

Settlement Date**:	February 28, 2023 (T+3)

Maturity Date:	February 27, 2026

Aggregate Principal Amount:	$175,000,000

Price to Public:	99.965% of the principal amount

Underwriting Discount:	0.600%

Net Proceeds (before expenses) to Issuer:	$173,888,750

Benchmark Treasury:	4.000% due February 15, 2026

Benchmark Treasury Yield:	4.413%

Spread to Benchmark Treasury:	+170 basis points

Yield to Maturity:	6.113%

Coupon:	6.100%

Interest Payment Dates:	Semi-annually on each February 27 and August 27 of each year, commencing on August 27, 2023

Make-Whole Call:	Prior to January 27, 2026 (the date that is one month prior to their maturity date) (the “Par Call Date”), the Company may redeem the Senior Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Senior Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points less (b) interest accrued to, but excluding, the date of redemption, and (2) 100% of the principal amount of the Senior Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

Par Call:	On or after the Par Call Date, the Company may redeem the Senior Notes at its option, in whole or in part, at any time or from time to time, at a redemption price equal to 100% of the principal amount of the Senior Notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Day Count Convention:	30/360

Payment Business Days:	New York

CUSIP / ISIN Number:	04621X AP3 / US04621XAP33

Joint Book-Running Managers:	J.P. Morgan Securities LLC Wells Fargo Securities, LLC Goldman Sachs & Co. LLC

Co-Managers:

BMO Capital Markets Corp.

KeyBanc Capital Markets Inc.

Scotia Capital (USA) Inc.

U.S. Bancorp Investments, Inc.

Barclays Capital Inc.

Citigroup Global Markets Inc.

HSBC Securities (USA) Inc.

Lloyds Securities Inc.

Morgan Stanley & Co. LLC

TD Securities (USA) LLC

*

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each security rating should be evaluated independently of any other security rating.

**

It is expected that delivery of the Senior Notes will be made against payment therefor on or about February 28, 2023, which is the third business day following the date hereof (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Senior Notes on any date prior to the second business day before delivery will be required, by virtue of the fact that the Senior Notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Senior Notes who wish to trade the Senior Notes prior to the second business day before delivery hereunder should consult their own advisors.

The issuer has filed a registration statement, including a prospectus, and a preliminary prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Book-Running Managers will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities LLC at 1-212-834-4533 or Wells Fargo Securities, LLC at 1-800-645-3751.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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